UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                                                  OMB APROVAL
                                                  OMB NUMBER:  3235-0104
                                                  Expires: December 31, 2011
                                                  Estimated average burden
                                                  hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

  PW Hotel I, LLC
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     (Last)                         (First)                      (Middle)
  c/o Dhananjay M. Pai
  PaineWebber Incorporated, 1285 Avenue of the Americas
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                                   (Street)

  NY                                  NY                              10019
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

     06/30/99
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     WYNDHAM INTERNATIONAL INC
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5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        x 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
----

 x  Form filed by More than One Reporting Person
----

             Table I -- Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).


                                                                          (Over)
                                                                 SEC 1473 (7-97)

FORM 3 (contniued)

           Table II -- Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-      5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or         ship         of In-
                                      Date (Month/Day/Year)          Derivative Security        Exercise        Form of      direct
                                      -------------------------         (Instr. 4)              Price of        Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative      ative        ficial
                                      Exer-          tion             Title           Amount    Security        Security:    Owner-
                                      cisable        Date                             or                        Direct       ship
                                                                                      Number                    (D) or      (Instr.
                                                                                      of                        Indirect     5)
                                                                                      Shares                    (I)
                                                                                                                (Instr.
                                                                                                                5)
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

Series B Convertible Preferred     Variable        None          Class A Common Stock,  2,910,361  $100/price of    D
Stock, $0.01 par value per share                                 $0.01 par value per               Series B
("Series B Preferred Stock")                                     share ("Shares")                  Preferred
                                                                                                   Stock, subject
                                                                                                   to adjustment








Explanation of Responses:

The Series B Preferred Stock is convertible into shares of the Issuer's Class B Common Stock, par value $0.01 per share (the
"Class B Common Stock"), which in turn is convertible on a one for one basis into the Shares. For each share of Series B Preferred
Stock converted into Class B Common Stock, the holder is entitled to receive that number of shares of Class B Common Stock equal to $100.00 divided by the conversion price of the Series B Preferred Stock, which is currently $8.59 per share, subject to adjustment, in addition to accrued but unpaid dividends. Each share of the Series B Preferred Stock may also be converted into one share of the Issuer's Series A Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock"). The Series
A Preferred Stock will be convertible into Shares at the same conversion rate from time to time in effect at which the Series B
Preferred Stock is convertible into shares of Class B Common Stock.


  /s/ Dhananjay M. Pai                                       July 12, 1999
-------------------------------                        ------------------------
PW Hotel I, LLC                                                  Date
PAINEWEBBER CAPITAL INC.

**Signature of Reporting Person




**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1473 (7-97)